LAW OFFICE OF DESTINY AIGBE PC

ATTORNEY AT LAW

1101 CONNECTICUT AVE NW SUITE 450 WASHINGTON, DC 20036	TEL (202) 854-8386 CELL (240) 305-2724 DESTINY@AIGBELAW.COM

April 1, 2019

VIA ELECTRONIC EDGAR FILING

John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GD Acquisition Group, Inc. Registration Statement on Form 10-12G Filed March 11, 2019 File No. 0-56034

Dear Mr. Reynolds,

We have electronically filed herewith on behalf of GD Acquisition Group, Inc. (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form 10 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Destiny Aigbe dated March 26, 2019. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Business, page 3

Comment 1. We note you disclose that the analysis of new business opportunities will be undertaken by, or under the supervision of, your officers and directors. We further note you disclose on page 9 that Mr. Schmidt has experience with finding potential business combinations. Please provide a brief description of Mr. Schmidt’s experience in facilitating mergers or acquisitions.

Response: The Company acknowledges the Staff’s comment and has revised a description of Mr. Schmidt’s experience accordingly in Amendment No. 1.

Risk Factor, page 9

Comment 2. As you have included a Risk Factors section, please add a risk factor to address the risks for future investors related to your common shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.

Response: In Amendment No. 1, the Company has added a risk factor to address the risks for future investors in our shares being penny stock, and consequently a reduced pool of investors, market, and stock price.

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Directors and Executive Officers, page 19

Comment 3. Please expand your disclosure to describe Mr. Aigbe’s and Schmidt’s business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e)(1) of Regulation S-K.

Response: In Amendment No. 1, the Company has revised its disclosure under “Directors and Executive Officers” to include disclosure regarding Mr. Aigbe’s and Mr. Schmidt’s business experience in accordance with the Staff’s comment.

General

Comment 5. We note Section 21 of your Certificate of Incorporation and Section 7.4 of your Bylaws include a forum selection provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

In addition, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims, under an appropriately titled risk factor and in the Description of Registrant’s Securities to be Registered section.

Response: The Company acknowledges the Staff’s comment and has amended its Articles of Incorporation and Bylaws and removed the forum selection provisions accordingly. The Company has filed an Amended and Restated Articles of Incorporation and Amended and Restated Bylaws with Amendment No. 1 and has updated the exhibit index accordingly.

Comment 6. We note that Section 7.4 of your Bylaws contains a fee-shifting provision. Please disclose this provision in your Risk Factors section and under Description of Registrant’s Securities to be Registered section, including the types of actions subject to fee shifting, whether the company intends to apply the provision to claims under federal securities laws, and who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please discuss the validity of Section 7.4 of your Bylaws in light of Section 109(b) of the Delaware General Corporate Law.

Response: The Company acknowledges the Staff’s comment and has amended its Bylaws and removed the fee-shifting provision accordingly. The Company has filed an Amended and Restated Bylaws with Amendment No. 1 and has updated the exhibit index accordingly.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Law Office of Destiny Aigbe P.C.

By: /s/ Destiny Aigbe

Destiny Aigbe, Esq.

cc:

Jennifer O’Brien/U.S. Securities and Exchange Commission

Ethan Horowitz/U.S. Securities and Exchange Commission

Karina Dorin/U.S. Securities and Exchange Commission

Loan Lauren Nguyen/U.S. Securities and Exchange Commission

Garrett Schmidt/GD Acquisition Group, Inc.

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